June 21, 1999

Filed Via EDGAR (CIK # 0000829959)
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE Templeton Variable Products Series Fund (Registrant)
   FILE NO. 33-20313

Ladies and Gentlemen:

On behalf of the above-referenced Registrant and pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the Act), we hereby submit this application for withdrawal of Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A together with all exhibits (the Amendment). The Amendment was filed with the Commission on April 23, 1999 for effectiveness 75 days after filing pursuant to Rule 485(a)(2).

When the Amendment was filed, the Registrant anticipated submitting a formal request for acceleration in order to have the new series, Templeton International Smaller Companies Investments Fund, go effective July 1, 1999. The new series was to be offered to insurance companies as an investment option in variable annuities or variable life insurance contracts. After much consideration, the Registrant has decided not to make this new series available at this time.

The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors and respectfully requests that you issue an order with respect to this application for withdrawal as soon as possible.

In addition, this will confirm that we do NOT expect to offer the Franklin Real Estate Investments Fund, which was one of two new funds included in the Registrants Post-Effective Amendment No. 20. We are not however, requesting withdrawal of Post-Effective Amendment No. 20 because we still anticipate offering the Franklin Strategic Income Investments Fund to investors as soon as it becomes effective on July 1, 1999. Instead, we will file an amendment under Rule 485(b) before July 1, 1999 which will include only the Franklin Strategic Income Investments Fund.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Amendment has been signed by Karen L. Skidmore, Assistant Vice President of Registrant, this 21st day of June, 1999.

Sincerely yours,

TEMPLETON VARIABLE PRODUCTS SERIES FUND

/s/ Karen L. Skidmore, Esq.
Assistant Vice President